September 12, 2011

VIA EDGAR

Ms. Kathryn McHale

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FNB United Corp.
Registration Statement on Form S-4
Filed August 17, 2011
File No. 333-176357

Dear Ms. McHale:

On behalf of FNB United Corp. (“FNB United” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2011 (the “Comment Letter”) with regard to the Company’s Registration Statement on Form S-4, including the joint proxy statement/prospectus, filed on August 17, 2011 (the “Registration Statement”). To facilitate the Staff’s review, we have restated the comments from the Comment Letter below and provided our response immediately following the comment.

The Company will update all internal page cross-references in the Registration Statement prior to filing the final joint proxy statement/prospectus.

Prospectus Cover Page

1. Revise to disclose the maximum number of shares to be issued.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of the joint proxy statement/prospectus to disclose the approximate maximum number of shares to be issued.

Questions and Answers

2. Please add a Q&A that clarifies that the merger is dependent on the passage of multiple provisions by shareholders and what will happen if these provisions are not approved. In addition, please add similar disclosure in the section which lays out the provisions upon which shareholders are being asked to vote.

Response: In response to the Staff’s comment, we have added a new Q&A on page 7 of the Registration Statement and revised the disclosure on page 163 of the Registration Statement.

What is the Merger?, page 2

3. We note that you have attached a copy of the Merger Agreement as Annex A to the joint proxy statement/prospectus. Please revise to incorporate the agreement by reference into the joint proxy statement/prospectus. Refer to Item 4(c) of Form S-4.

Response: In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement to incorporate the Merger Agreement into the joint proxy statement/prospectus by reference.

4. We note that you refer to “Gamma Merger Corporation,” a wholly owned subsidiary of FNB United, and “Merger Sub” interchangeably throughout the proxy statement/prospectus. Please revise to be consistent in how you identify this entity.

Response: Because a FNB United shareholder may not be inclined to read the Granite Notice of Special Meeting of Stockholders and a Granite stockholder may not be inclined to read the FNB United Notice of Annual Meeting of Shareholders, we have avoided the establishment of defined terms in those sections. In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement to clarify that the defined term “Merger Sub” refers to Gamma Merger Corporation.

What is the Recapitalization?, page 2

5. We note that you are conducting a private placement that is not yet complete. Please state the exemption that you are relying on to conduct the private placement, and please provide the facts and circumstances that make this exemption available to you.

Response: The Company is relying on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the private placement of shares in connection with the Recapitalization described in the Registration Statement.

Securities Act Release No. 8828 (“Release No. 8828”) clarifies that the filing of a registration statement does not eliminate an issuer’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Release No. 8828 focuses on how the investors in the private offering were solicited and whether the filing of the public offering registration statement should be considered a general solicitation or general advertising that forecloses the availability of the exemption for the private offering. For example, if a prospective private placement investor became interested in the concurrent private placement through a substantive, pre-existing relationship with the issuer or direct contact by the issuer or its agents apart from the public offering effort, then the filing of the registration statement would not affect the availability of the exemption for the private placement and the private placement could be conducted concurrently with the public offering.

Each of the investors (as such term is used in the Registration Statement) purchasing shares in the Recapitalization was initially made aware of the private offering by the Company or the Company’s placement agent by direct contact, and had executed its investment or subscription agreement, prior to the initial filing of the Registration Statement on August 17, 2011. The anchor investors executed their investment agreements concurrently with the execution of the Merger Agreement on April 26, 2011. The additional outside investors entered into their investment agreements at various dates between June 16, 2011 and August 4, 2011, and the additional inside investors executed their subscription agreements on August 4, 2011. Each of these entities and individuals had, at the time of such initial contact regarding participating in the Recapitalization, a substantive, pre-existing business relationship with the Company or the Company’s placement agent, and did not learn of the Recapitalization through public filings or marketing efforts in connection with such proposed public offering. Moreover, the participation and commitment of the investors in the Recapitalization was a requirement to the execution of the Merger Agreement (as such term is used in the Registration Statement). Accordingly, because (i) these entities and individuals became aware of the private offering of the Company’s securities through means other than the Registration Statement; (ii) the Registration Statement did not serve as a general solicitation for the private offering; and (iii) the private placement was otherwise consistent with the exemption under Section 4(2), the exemption for the private offering is available consistent with the guidance in Release No. 8828. The Commission’s guidance in Release 8828 is further described in Compliance and Disclosure Interpretation Question 139.25.

6. For each of the transactions in this section, please revise to include the percentages of shares that each investor will own as a result of the transactions.

Response: In response to the Staff’s comment, we have revised the disclosure in this section to include the respective percentages of the total number of outstanding shares of FNB United common stock that will be owned upon the completion of the Merger and the Recapitalization by each anchor investor, the additional outside investors collectively, the additional inside investors collectively and the Department of Treasury.

7. If any of the additional investors referenced in the second bullet of this section will individually own more than 5% of the outstanding shares of common stock after the completion of the Merger and the corresponding transactions, revise to identify such persons.

Response: In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement to clarify that no additional investors referenced in the second bullet point of this section will individually own more than 4.99% of the outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization. Additionally, the Company confirms that, with the exception of the anchor investors and the U.S. Department of Treasury, no other shareholder will own more than 5% of the outstanding shares of Common Stock upon completion of the Merger and the Recapitalization.

8. Please revise the fourth bullet to state the amount of proceeds that are needed in order to complete each of the transactions described.

Response: Neither the Company nor the Department of the Treasury will receive any cash proceeds from the issuance of shares by the Company to the United States Department of Treasury in connection with the transactions described in the fourth bullet point. We have revised the disclosure in the fourth bullet point to state the number of shares of FNB United common stock that is expected to be issued to the Department of the Treasury in such transactions, and the percentage of the total number of outstanding shares of FNB United common stock upon the completion of the Merger and the Recapitalization that such number of shares represents.

9. We note that you will receive over $300 million in proceeds from the transactions disclosed in this section. We also note that you disclose on page 26 that the net proceeds of the additional capital investment will be $292 million. Please revise your disclosure to account for the difference between these two amounts. In particular, please describe the fees that will be paid and disclose who will receive such fees.

Response: In response to the Staff’s comment, we have revised the disclosure on page 3 and have added an additional footnote (footnote L) on page 32.

Why is FNB United proposing the Recapitalization and Merger?, page 4

10. Please revise this section and the corresponding section regarding Granite to state the amount of capital needed to reach the minimum capital requirements.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 4 and 5.

What will stockholders receive in the merger, page 5

11. Please clarify that, although FNB United Shareholders will continue to own their existing shares, they will be significantly diluted as a result of the merger. Please quantify their dilution.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 to clarify that the FNB United shareholders will be significantly diluted as a result of the Merger and the Recapitalization and to include the percentage ownership of FNB United that the currently outstanding shares of FNB United common stock will constitute upon the completion of the Merger and the Recapitalization.

What are the federal income tax consequences of the Merger, page 9

12. We note that you have structured this transaction so that current investors will be extremely diluted and the anchor investors will each own roughly 23% of the company. In addition, anchor investors will replace management and directors with appointees of their choosing and the Tax Benefits Preservation Plan that was enacted in anticipation of this merger makes it difficult for any investor to purchase more than 5% of shares. Please disclose how you determined these transactions did not constitute an ownership change.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 10, 11, 14 and 113. We will respond to the Staff’s additional comment in a separate letter.

The Summary

The Recapitalization, page 12

13. Revise to include a table in the Summary that shows the security ownership of FNB United after the completion of the Merger and the transactions. Include a column that shows the ownership percentages of each investor. Please add a similar column to the table on page 159.

Response: In response to the Staff’s comment, we have included a table on page 15 showing pro forma the security ownership of FNB United upon completion of the Merger and the Recapitalization. In addition, we have added the requested column to the table on page 165 of the Registration Statement. Additionally, the Company confirms that there is no affiliation among any of the Company’s shareholders listed in the pro-forma ownership table.

14. We note that FNB United and Granite each have entered into written agreements with their federal and state regulators. Please update your disclosure to reflect any current information with respect to the agreements. If the agreements have already been publicly filed, please add them to your exhibit index.

Response: No further update to the information currently disclosed is necessary, as the agreements have not been modified or amended. We respectfully direct the Staff to Exhibits 10.23 and 10.24 of the Registration Statement. The Granite regulatory order has been filed as Exhibit 10.1 to Granite’s Current Report on Form 8-K filed with the Commission on September 4, 2009.

Interests of Directors and Executive Officers in the Merger, page 13

15. Please quantify the interests you discuss in this section for each director and executive officer of FNB and Granite that is receiving compensation of any kind as a result of this merger. In addition, please address the conflict of interest concerns you have raised in the risk factor section.

Response: In response to the Staff’s comment, we have added quantitative information for the number of shares of, and the aggregate purchase price for, the FNB United common stock to be purchased by certain directors of FNB United or Granite in connection with the Recapitalization, and salary and success fee payment amounts payable to certain prospective and current executive officers in connection with the consummation of the Merger and the Recapitalization. We have also included quantitative disclosure regarding change of control payments for certain officers of Granite and Bank of Granite. As described in our response to Comment #23, we have added a risk factor regarding the potential conflict of interest regarding the interest of certain current directors and prospective directors and executive officers.

Selected Consolidated Financial Data of FNB United, page 20

16. We note there are multiple differences between the Income Statement Data presented as of December 31, 2010 and 2009 and the income statement information included in the December 31, 2010 and 2009 Consolidated Statement of Loss presented on page FS-54. Please reconcile these differences and revise the document as necessary.

Response: In response to the Staff’s comment, we have added a footnote to the “Selected Consolidated Financial Data of FNB United” table on page 25. In preparing this disclosure we have taken into account the guidance set forth in the Division of Corporation Finance Financial Reporting Manual (13200 -- Discontinued Operations). In addition, we have prepared a SAB 99 analysis for Staff review concluding the Dover Mortgage discontinued operations are immaterial to the annual financial statements disclosures of the Statements of Loss for years ended December 31, 2010, 2009 and 2008.

Unaudited Pro Forma Condensed combined Financial Information, page 24

17. Please revise the unaudited pro forma condensed combined consolidated balance sheet to indicate that “Common stock” includes additional paid in capital.

Response: In response to the Staff’s comment, we have inserted a footnote to the unaudited pro forma condensed combined consolidated balance sheet on page 29.

18. We note your “One-time merger related expenses” of $8 million in Note A on page 26. We further note your “Estimated transaction expenses” of $18 million in Note L on page 28. Please revise to clarify the difference between these expenses.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 30 and 32.

19. We did not note any adjustment to the book basis of premises and equipment, other than an adjustment to land, in pro forma adjustment B. We also did not note any adjustment to junior subordinated debentures; yet on page FS-45 there is a significant difference between its reported carrying value and fair value. Please explain your basis for not reporting any pro forma adjustments to these accounts.

Response: The estimated fair value adjustment for $12.5 million of Granite premises and equipment was based on a review and assessment of the composition of those assets, their acquisition dates and depreciated book values. Land of $2.6 million, which was accumulated over a number of years, was estimated to have a fair value adjustment of $0.26 million or 10% of its book value. Other premises and equipment of $9.9 million was estimated to have no fair value adjustment based on a review of the composition, age and depreciated book value of these assets. Upon the completion of the Merger, an independent valuation of the significant premises and equipment will be conducted.

The assets and liabilities of the Company, including premises and equipment and junior subordinated debentures, are reported at their historical cost in the pro forma financial statements as no purchase transaction has occurred which results in the Company becoming substantially wholly owned. Each of the two largest investors will own approximately 23% of the Company’s common shares after the Merger and the Recapitalization, less than the 50% voting interest that constitutes control under ASC 810-10-15-8. In addition, our management analyzed the characteristics of the individual investors according to the factors noted in ASC 805-50-S99 and determined that the individual investors are not part of a collaborative group, and therefore the application of push down accounting to the assets and liabilities of the Company was not permitted.

Market Prices, Dividends and Other Distributions

Market Value of Securities, page 34

20. We note that NASDAQ has granted FNB United’s request for continued listing. Please update your disclosure as appropriate.

Response: On August 19, 2011, the Nasdaq Hearings Panel determined to grant our request to remain listed on the Nasdaq Capital Market, subject to compliance with certain conditions. In response to the Staff’s comment, we have updated our disclosure on pages 39, 46 and 172.

Risk Factors, page 37

21. Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Response: In response to the Staff’s comment, we have revised the applicable risk factors on pages 41, 49, 51 and 52 to eliminate such references.

22. Please consider adding a risk factor which lays out what shareholders will receive in the event that the merger is not consummated and the bank is seized.

Response: We respectfully believe that the first two risk factors state the effect on the shareholders if the Merger and Recapitalization are not consummated, and CommunityOne Bank, N.A. or the Bank of Granite, as applicable, is placed into FDIC receivership. However, in light of the Staff’s comment, we have further modified such two risk factors on page 41 to further explain the effect of the failure to complete the Merger and Recapitalization and the effect of receivership will have on the shareholders of FNB United and the stockholders of Granite.

23. Please consider adding a risk factor which addresses that certain members of existing management will be receiving payments or acquiring shares at the same price as the anchor investors, and therefore, may have had a conflict of interest when negotiating the price and terms of the merger.

Response: In response to the Staff’s comment, we have added a risk factor on page 44 regarding the potential conflict of interest involving certain existing members of the Board of Directors and prospective members of the Board of Directors and executive officers in connection with the consummation of the Merger and the Recapitalization.

FNB United may suffer substantial losses..., page 39

24. Please revise this section to expand your discussion regarding your agreements to indemnify investors.

Response: In response to the Staff’s comment, we have revised the disclosure on page 43 regarding FNB United’s agreement to indemnify certain investors.

FNB United management has identified two material weaknesses..., page 43

25. Please revise this section to describe in more detail the nature of the two material weaknesses that were identified by FNB United management. Please make corresponding changes on page 252.

Response: In response to the Staff’s comment, we have revised the disclosure in the risk factor on page 48 and the disclosure on page 258.

Certain provisions of FNB United’s articles of incorporation and bylaws..., page 48

26. We note your disclosure that FNB United’s articles and bylaws require the affirmative vote of holders of at least 75% of FNB United’s voting shares to approve major corporate transactions. Please revise to specifically explain why the affirmative vote of 75% of the voting shares is not required for the proposals put forth in this proxy statement/prospectus.

Response: In response to the Staff’s comment, we have revised the disclosure on page 53 to discuss the voting requirements in connection with the approval of the transactions contemplated in the Registration Statement.

The Merger

27. Please supplementally provide the Staff with any materials, including financial projections, presented to your respective boards and the anchor investors in connection with the Merger and related transactions.

Response: We have supplementally furnished the Staff with such materials. The anchor investors were each provided with the same materials and presentations as were furnished to the respective board of directors in connection with the Merger and related transactions, and all material information provided to the anchor investors is included in the Registration Statement. In addition, we have added on pages 67-68 of the Registration Statement disclosure regarding certain financial projections prepared by FNB United assuming the completion of the Merger and the Recapitalization, which projections were made available to KBW for use in its financial analyses and the preparation of its fairness opinion, and which projections were made available to the Granite board of directors and the anchor investors.

The Background of the Merger and the Recapitalization, page 51

28. Please include a more fulsome discussion regarding the price negotiations undertaken by management of each company. Include who proposed the price (or subsequent price reduction), whether management countered or negotiated with a different price, and what factors management considered in settling on each price.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 59 and 60.

29. We note your disclosure that Brian E. Simpson assembled a management team that was reviewing bank recapitalization opportunities and that the team had earlier discontinued pursuit of a shelf charter involving Carlyle. Revise to provide the dates of the events discussed in this paragraph.

Response: In response to the Staff’s comment, we have revised the disclosure on page 55.

30. We note your disclosure on page 52 that most strategic buyers and potential investors recognized that they could not preserve FNB United’s tax benefits. Please explain how the tax benefits will be preserved now, pursuant to the Tax Benefits Preservation Plan, and why other investors could not preserve the same benefits.

Response: In response to the Staff’s comment, we have revised the disclosure on page 56.

31. We note your disclosure on page 56 that FNB United decided to proceed with Oak Hill Capital in part because it was further along in its due diligence investigation than the other potential investor. Please revise to add any other reasons why you chose Oak Hill over the other potential investor, or confirm if there were not any other reasons for your selection.

Response: In response to the Staff’s comment, we have revised the disclosure on page 60.

32. We note your disclosure on pages 56 and 57 regarding the deferred prosecution agreement and the decrease in the per share purchase price of FNB stock; please disclose what settlement amount was agreed to with the U.S. Attorney and how that correlated to the drop in purchase price.

Response: In response to the Staff’s comment, we have revised the disclosure on page 61.

Opinion of Keefe, Bruyette & Woods, Inc., page 63

33. Please revise your disclosure on page 64 to disclose any relationship with the parties to the merger during the last two years and the aggregate compensation you have received as a result of each relationship over the last two years. Please include the total amount of compensation that KBW will receive for performing its financial advisory services and rendering its written opinion and the amount that is contingent upon consummation of the Merger. Refer to Item 1015(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 69.

Recapitalization Agreements

Closing and Closing Conditions, page 98

34. Please add the condition regarding the continued effectiveness and performance of the DPA on page 100 to the conditions listed on page 15.

Response: We advise the Staff that the conditions listed beginning on page 103 of the Registration Statement are conditions to the closing of the transactions contemplated by the Investment Agreements with the anchor investors. In contrast, the conditions listed on page 91 of the Registration Statement are conditions to the closing of the transactions contemplated by the Merger Agreement. While the continued effectiveness and performance of the DPA are conditions to the closing of the transactions contemplated by the Investment Agreements, they are not conditions to the closing of the transactions contemplated by the Merger Agreement.

About Granite

Related Party Transactions, page 151

35. If true, please revise the second sentence to conform to the representations set forth in Instruction 4(c)(ii) of Item 404 of Regulation S-K. In addition, we note your disclosure regarding FNB United’s related transactions on page 179. Please confirm that by “other customers”, you mean “persons not related to” FNB United, and please revise your disclosure accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on page 157. We also confirm that the reference to “other customers” means “persons not related to” the Company and have revised the disclosure on page 185 accordingly.

Effect of Reverse Stock Split on Holders of Outstanding Common Stock, page 166

36. Please tell us an estimate of the number of current shareholders who may no longer own stock after the reverse split. If significant, please consider including this information in the summary and in a risk factor.

Response: The Company has revised the reverse stock split proposal to provide that fractional shares will now be rounded up to the nearest whole share. As a result, all of the Company’s shareholders will remain shareholders of the Company following the effectiveness of the reverse stock split. We have revised the disclosure on page 174 to reflect this change.

FNB United Executive Officers, page 174

37. We note that you do not identify Mark A. Severson and Chief Financial Officer of

FNB United in this table, but that he is identified as CFO in the table on page 197. Please revise as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 180 and 202 to reflect Mr. Severson’s proper titles as Executive Vice President and Treasurer of FNB United and as Executive Vice President and CFO of CommunityONE Bank.

Legal Matters, page 256

38. Please revise to include the address of counsel named in this section.

Response: In response to the Staff’s comment, we have revised the disclosure on page 262.

Financial Statements

39. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s comment and will comply with the requirements of Rule 3-12 of Regulation S-X with respect to any subsequent amendments to the Registration Statement.

Note 19 – Fair Values of Assets and Liabilities, page FS-40

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis, page FS-44

40. We note your tabular presentation reporting that various impaired loans and other real estate owned use Level 3 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans and other real estate owned that are measured using current appraisals are not all considered to use Level 3 inputs.

Response: For impaired loans and other real estate owned recorded at fair value on a nonrecurring basis, only properties that have had appraisals in the most recent quarter are considered Level 2. We believe that these recent appraisals utilize simple cash flow models and represent current observable market comparable prices that were readily determined via comparable sales, and therefore represent observable measures consistent with Level 2 assets. In contrast, appraisals greater than 90 days in age, or which have been adjusted by management for age or other reasons, no longer represent current observable prices and consequently impaired loans and other real estate owned whose values are supported by these appraisals are considered Level 3 assets.

However, for quarterly financial statements and annual financial statements disclosure in the Form S-4, we have determined that our impaired loans and other real estate owned, which were previously classified as Level 2 assets because their estimated fair value was based on current appraisals, should be considered Level 3 assets rather than Level 2 assets.

Exhibits

41. Please file any outstanding exhibits in your next amendment.

Response: In response to the Staff’s comment, we have filed Exhibits 5.01 and 8.01, which had not been previously filed with the Registration Statement.

Exhibits 23.01 and 23.02

42. Provide current consents of the independent accountant in any amendment.

Response: We acknowledge the Staff’s comment and we have filed current consents of the independent registered public accounting firm with Amendment No. 1 to the Registration Statement.

As requested in the Staff’s letter, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (336) 626-8320, or Richard Baltz, our outside counsel at Arnold & Porter LLP, at (202) 942-5124, if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ R. Larry Campbell
R. Larry Campbell
President and Chief Executive Officer

cc:	Richard E. Baltz, Arnold & Porter LLP